PLAY THE

WORLD™

CRYPTOLOGIC®

ANNUAL REPORT 2003

CryptoLogic Inc. is a leading software and services provider to the worldwide Internet gaming market.

The Company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of very few companies with gaming software that is certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base. In addition to a broad product portfolio of more than 80 casino games, multi-player bingo and player-to-player poker. WagerLogic offers integrated e-cash management and customer care services in multiple currencies and multiple languages for a total online gaming solution.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the Nasdaq National Market (symbol: CRYP) and the main Market of the London Stock Exchange (symbol: CRP).

CryptoLogic continues a track record of positive operating profit, a strong balance sheet and solid margins. Since inception in 1996, the company has generated approximately US$110 million in cash from operations.

(1)Refer to EBITDA note in Management’s Discussion and Analysis page 18.

WITH THE LEADING ONLINE GAMING SOFTWARE DEVELOPER

EXPERIENCED CryptoLogic is the pioneer in the global e-gaming industry. Since inception in 1996, our software has processed more than US$16 billion in wagers for over 1.7 million players in 240 countries. We have consistently generated positive operating profit, healthy cash flow and maintained strong cash reserves. Our return on equity in 2003 was 21%. In 2003, we became one of the few software companies to declare a regular quarterly cash dividend.

TRUSTED CryptoLogic is the largest public online gaming software company in the world. We have established a reputation based on trust, financial strength and innovation. We work with the best in gaming –an enviable roster of international blue chip, brand name customers.

LEADER We are a market leader in online gaming. We are a leader in regulatory compliance. We have long advocated regulation as the best solution for safe, secure and responsible use of this form of entertainment. We are licensed and one of a few companies in the world whose gaming software is government-approved in multiple “tier-one”(2) jurisdictions. This means that our gaming software is subject to extensive independent third-party testing and certified to comparable stringent standards as land-based gaming.

VISIONARY We deliver complete, market-driven product and service solutions, which enable our licensees to build some of the most profitable gaming sites on the Web. We create value by enhancing player loyalty. We increase revenue by offering expanded choice and convenience. Our comprehensive offering appeals to broad segments of growing gaming audiences worldwide. We offer our customers more than just exciting new technology. We service a vast global market that grew to US$5.7(3) billion in 2003, yet that figure represents just over 2% of land-based gaming revenue.

(2) “Tier-One” jurisdiction is defined by CryptoLogic as a jurisdiction that applies regulatory standards for online gaming comparable to land-based gaming.

(3) Source: See page 6.

CRYPTOLOGIC ANNUAL REPORT 2003

New agreements with William Hill,
Littlewoods Gaming, ukbetting.

We strengthened key relationships and international growth. William Hill and Littlewoods Gaming, two distinguished UK customers, renegotiated and extended their multi-year agreements for both online casino and poker. New licensee, ukbetting, the UK’s largest independent sports content provider, also launched both our casino and poker offerings in the latter half of the year.

Licensed and certified in Alderney

CryptoLogic reinforced our regulatory leadership by becoming licensed and having our software independently certified in Alderney, and enabling The Ritz Club London Online, a prominent UK licensee, to migrate its online casino operation to one of the world’s most regulated jurisdictions.

Listing on the London Stock
Exchange’s Main Market

CryptoLogic’s shares began trading on the London Stock Exchange’s Main Market in September 2003. The listing highlights our strong UK presence of operations and customers, provides access to a broader global shareholder base, and enhances our profile in a major market that is favourable to online gaming.

Increased poker and bingo revenue

New online poker and bingo offerings have achieved meaningful returns, growing to over 10% of revenue from less than 1% in 2002. Our poker software already powers one of the top 10 poker rooms on the Web, and positions CryptoLogic as a market leader in this emerging, high-growth game segment.

1	Continue growth in operating profits and cash generation

2	Sign 2 substantial international licensees

3	Expand product and service offering

4	Achieve 60% of licensees’ revenue from international sources

5	Grow online poker to 15% of total revenue

6	Raise profile with UK investors

7	Target selective acquisitions

CRYPTOLOGIC ANNUAL REPORT 2003

CryptoLogic delivered a year of strong performance in 2003. We achieved our objectives and strengthened our market leadership. By diversifying both our products and geographic markets, we generated record revenue and strong profits.

     We expanded our game suite, honed our blue chip client base and invested in strict regulatory certification. The result: a solid business model that delivers a blend of traditional economic fundamentals while capitalizing on the tremendous potential of the global online gaming industry. Our positive momentum provides a strong foundation for 2004, as we continue to invest in our future.

     Interactive gaming continues to be one of the fastest-growing segments of the new economy. It is forecast to reach US$7.5 billion in revenue in 2004, up from US$5.7 billion last year, according to River City Group. Yet this forecast will constitute just over 3% of global land-based gaming revenue, suggesting vast market potential. Having said that, online gaming is a developing industry that is characterized by an evolving legislative landscape, and increasing competition.

     Industry growth is being driven by large, emerging game segments, strong brands and a growing number of “tier-one” (2) international jurisdictions, which embrace Internet gaming. Online gaming is about trust – trusted

Focused Strategy, Successfully Executed

Our notable successes in 2003 were a direct result of our focused, disciplined execution of our three strategic priorities: 1) international growth; 2) market-driven solutions; and 3) regulatory leadership.

CRYPTOLOGIC ANNUAL REPORT 2003

2003 SCORECARD

1	Continuing operating profitability and cash generation

•	Achieved 28% revenue growth; 22%* earnings growth

•	Attained over US$44 million in working capital

•	Declared Company’s first-ever quarterly dividend

2	Sign new international brand name licensees

•	Signed two new global customers including ukbetting plc

•	Renegotiated and extended multi-year contracts with major UK licensees, William Hill and Littlewoods Gaming

3	Higher licensees’ revenue from international sources

•	Over 55% of licensees’ revenue derived from international markets, up from approximately 40% in 2002

4	Gain license and certification in Alderney

•	Achieved license and certification in Alderney, enabling Ritz Club London Online to launch in this strictly regulated market

•	CryptoLogic is one of the world’s few software providers certified in multiple “tier-one” (2) jurisdictions

     In committing to this clear growth plan, we emphasize “ROE”, or what we call “return on effort”, in everything we do. In other words, our time and resources are committed to those strategic activities and opportunities that generate the most value and return for our Company, our customers and our investors. We are presented weekly, if not daily, with new and exciting opportunities. We clearly cannot embark on all of them. “ROE” becomes a guiding principle in all our decision-making.

     I shall address each of our three imperatives in turn.

1. International Growth and Diversification

CryptoLogic’s first imperative is to sustain key sources of revenue and maximize profitability through international growth. The growing geographic diversification of our business reflects our slogan of “Play the World™”.

     The result: revenue from our licensees’ international markets grew to over 55% of overall revenue, up from approximately 40% in 2002. We enjoyed particular success in the UK, reaching 30% of total revenue.

     To date, more than 1.7 million players from 240 countries worldwide have wagered more than US$16 billion – over US$5.5 billion in 2003 alone – on software developed by CryptoLogic through an impressive roster of our blue chip clients.

*Before non-recurring special charge in 2002.

(2) “Tier-One” jurisdiction refer to page 3.

CRYPTOLOGIC ANNUAL REPORT 2003

2003 SCORECARD

5	Grow both bingo and poker to more than 10% of total revenue

•	Poker and bingo together grew to over 10% of revenue, up from under 1% in 2002

•	Six major licensees offer our online poker product

6	Add new payment options

•	Launched new e-check/debit methods (Neteller InstaCash, Citadel), easier integration with our Web Ecash, expanded fraud controls (third-party address/credit card verifications, negative databases) and enhanced player usability

7	Expand features and functionality of gaming offerings and services

•	Released 10 new choices of popular casino games including a potential million-dollar progressive slot

•	Released single/private table poker tournament feature; Bingo integrated with slots

8	Consider a London Stock Exchange listing

•	Listed and began trading on the London Stock Exchange’s Main Market in September 2003

9	Consider selective acquisitions

•	Reviewed and assessed a range of prospects with a focus on accretive opportunities, in line with strategic plan

     In keeping with our “return on effort” approach, we have revised our target of new licensees from four to two new substantial customers a year. We continue to focus on leading brand name customers to capitalize on major overseas markets that offer the best prospects for online gaming. We are committed to increasing the profitability of our existing and new customers by offering complementary products and services.

     To this end, we renegotiated and extended agreements with existing key licensees – William Hill and Littlewoods Gaming, two household gaming brands in the UK – for both online casino and online poker through CryptoLogic’s subsidiary, WagerLogic Limited.

     New international clients included ukbetting, which launched both our casino and poker offerings in 2003. ukbetting is the largest independent sports content provider in the UK. Shortly after the year-end, Betfair, the world’s leading brand in online betting exchanges, also chose WagerLogic to facilitate its expansion into the burgeoning online player-to-player poker segment.

     These new and expanded global name-brand relationships are indicative of our “quality versus quantity” emphasis, which is integral to our success.

     International markets — Europe and the UK in particular–are providing attractive growth opportunities. Our global view for 2004 is to continue to grow our strong UK presence and capitalize on emerging opportunities in Europe. While Asia offers large market potential, fragmented legislation and no single popular payment form mean higher barriers to entry. We will continue to pursue Asian opportunities that meet our “return on effort” principle.

CRYPTOLOGIC ANNUAL REPORT 2003

Source: World Lottery Association, Christiansen Capital/River City Group, Bear Stearns, CryptoLogic Estimates.

* Based on revenue, not handle or wager, in 2002.

2. Market-Driven Solutions

Our second stated priority is to diversify our products. It is more than offering the latest technology. In today’s increasingly competitive and sophisticated online gaming environment, CryptoLogic’s product strategy is both research-based and opportunity-driven, focused on market-oriented innovation that creates value and drives incremental revenue.

     Our most recent poker and bingo products are in keeping with this approach, which enable our licensees to participate in these emerging and lucrative, high growth game areas. We’ve seen growth in both bingo and poker, but more particularly in poker. In just over one year, these two products together rose to over 10% of 2003 revenue. This compares to under 1% in 2002.

     Online casino continues to be a core business for CryptoLogic. Ongoing introduction of new themes and variations of popular slot and casino table games such as a potential million-dollar progressive slot, and our integrated bingo/slot offering are creating marketing opportunities for our licensees. New games re-energize players, and therefore, enhance licensees’ bottom line and ours.

     With more than 1,800 gaming sites, Internet gaming is truly a global and transparent marketplace where players can easily move from one virtual destination to another. CryptoLogic recognizes that competition has moved to the “back-end”. In other words, our gaming solutions and services must emphasize marketing and enhancing customer care to strengthen relationships with our customers and their players.

     In a market of heightened competition, the key to our customers’ success centers on acquiring new players, retaining existing players and re-activating lapsed players. We provide our licensees with localized products in multiple currencies and multiple languages, enhanced data mining capability, reporting tools, expanded fraud control features and improving customer support – all to help our licensees better understand and more effectively target and respond to players around the globe in order to grow more profitable online operations.

(3)Source: See page 7.

Source: Christiansen Capital/River City Group 2004.

Industry growth is being driven by large, emerging game segments, strong brands and a growing number of “tier-one”(2) international jurisdictions, which embrace online gaming. CryptoLogic is working with the best international names in land-based and online gaming. The majority of online players today– about 60%– are located in foreign markets. We are capitalizing on the most profitable markets – Europe and the UK in particular, and the flourishing online poker area– which provide attractive growth opportunities.

     Our product strategy will continue to center on developing poker, and growing our share of this flourishing market segment. The rollout of new and enhanced games and services that are both market and profit-driven remain a vital priority.

3. Regulatory Leadership

Third, CryptoLogic’s regulatory leadership continues to be core to our strategy and long term future. We have long advocated regulation to foster a transparent, trustworthy and enduring industry. We have invested millions of dollars in our software and compliance commitments to meet the standards of the highest regulated jurisdictions around the world. CryptoLogic is one of the few software providers in the world whose gaming software is government-approved in multiple “tier-one”(2) jurisdictions such as Alderney and the Isle of Man, which enhances both our credibility and marketability.

     During the year, we were awarded a license and software certification in Alderney – one of the world’s well recognized and strictly regulated online jurisdictions whose requirements are consistent with land-based standards. Software certification requires intensive government probity of our Company, our directors, officers and senior management, as well as rigorous independent third-party testing of our software. Our certification in Alderney enabled The Ritz Club London Online, a prominent UK customer, to migrate its online casino to this world-leading jurisdiction.

     Many governments are seeing the value of regulating our industry to protect and benefit all participants. By contrast, US prohibition efforts persist, albeit haltingly and inconsistently, thereby creating conflicting agendas among major interest groups. Our business plan does not factor on clarity in this market in the near future. Rather, until there is definitive resolution, we are focused on the most profitable global markets that embrace Internet gaming.

     In fact, the UK is emerging as the global centre for regulated interactive gaming. In the UK, gaming is an accepted form of entertainment – a way of life. The British government has drafted online gaming legislation to ensure a fair, well-regulated and commercially viable marketplace. CryptoLogic has sought opportunities to contribute to policy makers and industry associations throughout this process. We have prepared submissions in response to regulatory proposals, and engaged in constructive dialogue with supervisory bodies. We shall continue to offer our expertise to assist in the development of policies that will shape the future of global e-gaming.

     In order to ensure a strong and visible presence within this industry-recognized centre for online gaming, CryptoLogic listed on the London Stock Exchange’s Main Market in September 2003. This listing highlights our considerable UK presence, notable by our local operations and prominent UK customers. It also gives us access to a broader shareholder base in a gaming-friendly jurisdiction.

     Our commitment to the highest level of compliance and transparency to leading the trend for responsible online gaming, remain unwavering. We will continue to proactively adopt regulatory practices and conduct our business with the same stringency as our land-based colleagues, setting the highest bar among our peers.

(2) “Tier-One” jurisdiction refer to page 3.

CRYPTOLOGIC ANNUAL REPORT 2003

Performance-Driven

Our financial performance is a clear indicator of the effectiveness of our strategy. In 2004, we will continue to build on all that we have accomplished last year. We will stay the course, with a commitment to deliver a superior “return on effort” in all areas of our business.

     The online gaming market is seeing increasing competition and inherent margin pressures. There is also a trend toward consolidation, and as is the case in other sectors, the strong will survive – and prosper. In order to thrive, we have refined our focus to fewer, higher-quality clients, honing our customer base from 21 to 11 at the year-end by our choice.

     Going forward, we will continue to be selective about new licensees, targeting prospects with international brand strength, marketing might and a customer base with leveragability. In addition, we will seek clients that represent significant revenue and organic growth potential for CryptoLogic.

Strength In Numbers

As a result of consistent operating profits and healthy cash flow, in 2003 we became one of the few software companies in the world to declare a quarterly dividend. We have the financial flexibility to fund our growth for the long term, while sharing our successes with shareholders.

     Last year’s performance makes a strong statement to the strength of our strategy and demonstrates increasing momentum. We generated record revenue and strong earnings – revenue up by 28% with earnings rising 22%*.

Over US$44 million in working capital gives us a competitive advantage to capitalize on opportunities that present themselves in 2004, and assures customers and players alike that we are financially sound. While we are in a position to actively seek acquisitions, we will only consider those prospects that are accretive, and in line with our long term vision.

2004 – And Beyond

I am particularly proud of our strong, performance-driven management team, who, together with all of our committed employees, delivered in spades in 2003. I extend my sincere appreciation for the dedication of our employees, the loyalty of our valued customers and the support of our shareholders over the past year. Integrity is the compass of our good governance – along with a culture that places an extremely high value on accountability and long term growth. I am confident that by continuing to execute well, we will “Play the World™” as a global leader in one of the fastest growing markets on the Internet – while striving to reward stakeholders with industry-leading returns.

Respectfully,

Lewis N. Rose

President and Chief Executive Officer

* Before non-recurring charge in 2002.

CRYPTOLOGIC ANNUAL REPORT 2003

As Board Members, our responsibility is to serve the best interest of shareholders. We perform our duties with a commitment to sound corporate governance.

     In May 2003, a new Board of six Directors was elected at the annual meeting, five serving for the first time, and four of whom are “unrelated”. During the remainder of the year, we met on 14 occasions to address the business of the Company. The Board initiated the first-ever dividend policy for the Company, and laid down criteria for potential future acquisitions.

     The Board also participated at length in the Company’s strategic planning, which focuses on enhancing the quality of software and service provided to licensees through the Company’s subsidiary, WagerLogic Limited.

     In the course of our service, we instilled new governance procedures in keeping with rising regulatory requirements, and investor expectations, to codify the mandates of the Board and committees, and procedures to be utilized during their meetings. We adopted a disciplined disclosure policy and strict insider trading rules. We concluded the listing on the London Stock Exchange, and achieved government certification in Alderney – consistent with our commitment to the highest transparency.

     The Board carefully reviewed Management’s performance and their initiatives to enhance the Company’s market position. We deliberated extensively on the compensation levels and the methodology used in compensating senior executives and staff.

     We are pleased with the results of the first year of this Board’s activity, and the supervisory role that the Board has demonstrated over the Company and Management. We believe that this will serve the Company and its stakeholders well in the years ahead. We will continue to conduct our business with integrity and acuity in our service as Board Members of CryptoLogic.

Robert H. Stikeman
Chairman

CRYPTOLOGIC ANNUAL REPORT 2003

Internet gaming is truly a global business, and one of the fastest growth markets in the new economy. CryptoLogic is capitalizing on the vast, inherent reach of the Internet to achieve profitable growth and success on the global stage. Our strategy of international diversification focuses on those overseas markets that provide the most upside potential.

A Global Opportunity

Today, online gaming is just over 2% of an estimated US$222 billion(4) worldwide land-based gaming market, representing significant potential. Our industry is predicted to generate revenues of US$7.5 billion in 2004 according to Christiansen Capital. This growth is expected to be most dramatic in global markets. US regulatory uncertainties persist, and have shifted the playing field to the international stage. Over 60% of online gaming players in the industry are located in foreign markets, up from 40% in 2001.

     CryptoLogic has emphasized this international view as reflected in the geographic composition of our licensees’ revenue. More than half now comes from overseas sources.

Playing The World

CryptoLogic is achieving worldwide reach through the localization of our products and services. International players are enjoying the ease of our games in the world’s most popular languages – English, Spanish, French, German, Italian, Japanese and Chinese – and currencies – available in US Dollars, British Pounds and Euros. As a result, our licensees have attracted players from 240 countries around the world.

     CryptoLogic’s international expansion centers on those markets, which are regulated and embrace online gaming. The UK in particular, Europe and Asia hold exciting potential for further growth.

The Best in UK Gaming

The United Kingdom, where gambling is a widely accepted form of entertainment, is emerging as a world-class centre for online gaming. It has one of the highest per-capita gambling rates among European countries. Greater liberalization of UK gambling laws within a regulated environment is inspiring consumer trust and fuelling market expansion.

(4) Source: See page 6.

CRYPTOLOGIC ANNUAL REPORT 2003

Source: Christiansen Capital 2002.

     British gaming companies recognized early the online opportunity to extend their brands worldwide, and drive business expansion. To that end, CryptoLogic is working with some of the best names in UK gaming. This growth region now accounts for 30% of overall revenue.

     William Hill, The Ritz Club London Online, Littlewoods Gaming, ukbetting and InterCasino are prominent UK land-based and online operators utilizing our gaming software to build strong, market-leading Internet businesses, and drive incremental growth.

     Subsequent to the year-end, Betfair – the world-leading brand in betting exchanges – also agreed to use our proven online poker solution. Betfair has revolutionized the global and UK online sports wagering industries with its online betting exchange service, and retains a 90% share of this growing multi-billion-dollar market. Our poker solution offers Betfair the opportunity to further consolidate its leadership in the online gaming market by offering a new player-to-player wagering product to its global customer base.

     There remains plenty of room for growth in the UK. A move to regulated interactive gaming, the propensity to game, and higher interconnectivity are creating expanding opportunities.

Europe on the Horizon

After the UK, European countries such as Spain, Germany, France, Austria and Denmark are some of the largest gaming markets with emerging growth prospects. CryptoLogic’s Euro offering and multi-currency integrated games are gaining increasing popularity as our licensees expand into Europe.

     The large Asian market is under-served. In a recent survey, over 40% of Internet users in China say that they play online games. Asia is a tremendous opportunity, but it is easier said than done due to fragmented legislation and limited international credit cards. We are seeing encouraging traction in Japan, although China is slower to develop given the absence of Internet-based payment options.

Continued Expansion

CryptoLogic continues to “Play the World™” in 2004. Our near-term targets are to add selective large international licensees, actively market our current seven languages and three currencies, introduce new games that are regionally or culturally specific, and enhance foreign payment options. We will focus on those markets that embrace online gaming to facilitate profitable global expansion.

CRYPTOLOGIC ANNUAL REPORT 2003

As the industry matures and the competition for players has increased, online gaming is growing into a sophisticated business. Today, players want more than the newest products, they seek the best jackpots, promotions and customer service. As such, our second stated priority is to deliver comprehensive, market-responsive gaming solutions through our licensing subsidiary, WagerLogic Limited, that develop broader gaming audiences worldwide and drive increased revenue for our licensees.

Source: PokerPulse February 2004.

Player-Responsive Games

Casino gaming is where we built our reputation as a pioneer, and we continue as a world leader. To increase awareness among our licensees’ players, we introduced a succession of new casino product themes and variations throughout 2003.

     We released more than 10 new choices of the most popular casino games, giving players more chances and ways to win. Bonus packs included Single Deck and Multi-Split Blackjack, an enhanced European Roulette, and an exciting new series of 9-Line slots.

     Big jackpots are a huge marketing draw. Our progressive games offer fast-growing bonus jackpots that build more rapidly as more people play. In 2003, we introduced a multi-currency Blackjack jackpot game, raising the stakes in this classic favourite, as well as a potential million-dollar progressive slot.

Market-Responsive Product Diversification

We leveraged our strength in casino by expanding into the large, untapped gaming verticals of bingo and poker. By offering players a broader range of games, we encourage crossover play that multiplies revenue potential. For example, the demographic of a sports bettor is similar to a poker player. Today, six major licensees use our poker solution and are benefiting from increased player traffic and revenue growth.

The most compelling story of 2003 is the spectacular rise in popularity of online poker. Poker has grown more than nine-fold in the past year. With an estimated annual run rate approaching US$1 (5) billion, there’s still lots more room for growth. CryptoLogic’s online poker has quickly earned a market-leading position, and already powers one of the top ten poker rooms on the Web. We will continue to capitalize on the tremendous potential this game has to offer.

Multi-Currency Software:

     All signs indicate that online poker is still in its infancy. While casino continues to offer tremendous potential, poker is where online casinos were several years ago. Internet poker is growing exponentially, and now exceeds over 15% of the global online gaming market. It’s not just today’s online players who are enjoying poker. We’re also attracting the broader recreational and more traditional land-based players. This, in turn, is fuelling market expansion.

     In just over a year, our poker software has established a world-leading position. We currently power one of the largest poker rooms on the Web. We are proud to already be ranked among the top ten poker sites, which account for 90% of the entire market.

     We’re also seeing growth in our recent bingo offering. In fact, we identified an opportunity to integrate slots with our bingo game, which is also driving a meaningful rise in slot revenue.

Customer-Responsive Solutions

Online gaming is becoming an increasingly sophisticated and competitive marketplace. Successful operators will be those which build a large, loyal player community that returns often to enjoy an exciting and evolving gaming experience. To that end, CryptoLogic is expanding our back-office expertise to help licensees to better market and respond to their players, and ultimately increase the profitability of their online business.

     A wealth of player information can be gathered and mined to enhance a player’s experience. We are providing more relationship management tools and reporting options, complemented by around the clock, multi-lingual customer service – all focused on attracting, retaining and re-activating players. And we continue to expand our payment offering for greater choice and convenience – making it easier to play anywhere in the world.

     New games energize players. The benefits include attracting more players, generating higher wagers and longer play time. We remain committed to providing one of the most comprehensive suites of products – games that are innovative, proven, and market-oriented that deliver engaging online entertainment to players, and enhance financial results for both us and our customers.

(5) Source: See page 12.

CRYPTOLOGIC ANNUAL REPORT 2003

CryptoLogic has long advocated a responsible and regulated gaming approach. The success of Internet gaming will be to embrace regulation, which will foster a transparent, credible and growing market. To that end, our regulatory commitment is an essential component of our strategy.

At the Regulatory Forefront

Our market is experiencing marked growth. Online gaming has become a multi-billion-dollar global marketplace, validated by the growing entry of sizeable, international brand name operators. As governments come to terms with online gaming and establish specific rules of conduct, market forces prevail. As a result, policymakers around the world are taking notice and, more specifically, recognizing the need to update legislation to catch up and capitalize on the global advancement of Internet gaming.

     According to River City Group, over 70 jurisdictions worldwide have some form of Internet gaming regulation in place but legislative inconsistencies exist. Early on, CryptoLogic embraced a regulatory strategy to continuously seek compliance to the strictest standards.

     CryptoLogic is at the regulatory forefront. We are one of the world’s few software gaming companies able to offer current and future licensees a choice of multiple regulated markets – Alderney and the Isle of Man. These British Isle jurisdictions are among the first to set controls for online gaming similar to high land-based standards. As the global movement to regulate the industry gains steam, our premier regulatory status means a clear competitive advantage for us today and tomorrow.

UK Leads the Way

While maintaining a watchful eye on the United States, where legislative uncertainties persist at various government levels, CryptoLogic continues to pursue business activities in countries with clear regulatory mandates – regions with an optimum “return on effort” for our stakeholders.

     The United Kingdom is leading the way, and is recognized as the epicentre for online gaming. The British government is actively developing policies to establish a world-class regulatory regime that promotes integrity and responsibility, provides consumer protection and generates incremental tax revenue.

     Given CryptoLogic’s experience and acceptance in highly regulated jurisdictions, we will continue to seek opportunities to contribute to the legislative process as it moves forward in the UK. Indeed, our compliance with increasing regulation around the world is likely the single most important factor determining the speed of growth of our industry. Indeed, the UK is positioning itself as the preferred regulated jurisdiction, and has drafted online gaming legislation to ensure a fair, responsible and commercially viable marketplace. The aim is to enact the new law by 2005, and establish a fully operational regime by 2006. CryptoLogic’s regulatory leadership puts us in an enviable position as regulation proliferates worldwide.

Alderney and the Isle of Man stringent standards provides us with an excellent platform into a regulated UK market.

     CryptoLogic’s recent listing on the London Stock Exchange further supports our commitment to the highest level of transparency and compliance.

     The UK regulatory advancement is also prompting the European Commission to look at harmonizing online gaming within the European Union and encouraging a truly free cross-border market.

‘Fit and Proper’ Test

CryptoLogic actively invests significant time and money to achieve government approval as a ‘fit and proper’ software provider to the most rigorous standards. We open ourselves to extensive probity review to ensure the integrity of our Company and key personnel. As well, our software is reviewed and certified by government-accredited, independent testing organizations that audit our software to ensure fair and responsible gaming.

     Our customers are among the world’s premier names in online and land-based gaming. They depend on us for software their players can trust.

     Our commitment to regulatory leadership is a key differentiator for CryptoLogic and an asset in attracting our blue chip, land-based customers. We welcome the light to shine on the industry to allow it to thrive in a regulated and licensed environment. Our regulatory strategy will continue to support this proactive stance.

Worldwide Regulation: Jurisdictions with varying forms of online wagering

North America	Russia	Australasia
California, USA	Kalmykia	ACT, Australia
File Hills,		Cook Islands
Saskatchewan,	Europe	New South Wales,
Canada	Aland Islands,	Australia
Kahnawake, Canada	Finland	New Zealand
Lac Vieux Desert, USA	Alderney	Norfolk Island,
Louisiana, USA	Austria	Australia
Oregon, USA	Belgium	Northern Territory,
Pennsylvania, USA	Denmark	Australia
Six Nations,	Estonia	Palau
Ontario, Canada	Faroe Islands,	Queensland, Australia
	Denmark	Solomon Islands
Central America	Finland	Tasmania, Australia
Belize	France	The Philippines
Costa Rica	Germany	Vanuatu
Nicaragua	Gibraltar	Victoria, Australia
Panama	Iceland	Western Australia,
	Ireland	Australia
South America	Isle of Man
Argentina	Liechtenstein	The Far East
Rio de Janeiro, Brazil	Malta	Cagayan
Santa Catarina, Brazil	Norway	Economic Zone
Venezuela	Sark	Hong Kong
	Scotland	Korea
Caribbean	Slovakia	Macau
Antigua & Barbuda	Spain	Taiwan
Curacao,	Sweden	Vietnam
Netherlands Antilles	United Kingdom
Dominica
Dominican Republic
Grenada	Africa
Jamaica	Anjouan
St. Kitts and Nevis	Liberia
St. Vincent	Mauritius
Trinidad	Western Cape,
US Virgin Islands	South Africa

Source: River City Group 2004.

CRYPTOLOGIC ANNUAL REPORT 2003

James A. Ryan
Chief Financial Officer

CRYPTOLOGIC HAS BEEN
SUCCESSFULLY GROWING REVENUE,
EARNINGS AND GENERATING
POSITIVE CASH FLOW.
WE REMAIN ALERT TO
FURTHER OPPORTUNITIES
TO INCREASE SHAREHOLDER
VALUE, WHILE MANAGING
EXPENDITURES TO PRODUCE
APPROPRIATE RETURNS.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

The following section of the Annual Report contains management’s discussion and analysis (“MD&A”) of CryptoLogic’s consolidated results of operations and financial condition for the year ended December 31, 2003 in comparison with the year ended December 31, 2002, and should be read in conjunction with the audited consolidated financial statements and accompanying notes. This MD&A has been prepared as of the date of the auditors’ report for the 2003 financial year.

     CryptoLogic and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout the annual report and MD&A, unless otherwise specified.

     All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a pioneer and a global leader in the Internet gaming software industry. We are the largest publicly traded online gaming software company with operations located in Canada, the United Kingdom and Cyprus that provide licensing, marketing, e-cash management and customer support services for our Internet gaming software to third-party gaming operators around the world.

     CryptoLogic’s Internet gaming software and related proprietary e-commerce technology and support services enable secure, reliable, efficient and rapid financial transactions over the Internet. Since inception in 1996, our software has processed in excess of US$16 billion in wagers for more than 1.7 million players in 240 countries worldwide. The Company’s gaming solution is comprised of a total suite of more than 80 Internet-based casino, multi-player bingo and player-to-player poker games in multiple languages (English, Spanish, Japanese, Chinese, French, German, Italian) and multiple currencies (US Dollars, British Pound Sterling and Euros) with an integrated e-cash management system and 24/7 customer support.

     WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary, is responsible for the licensing of our software products and services to an internationally-recognized blue chip client base. As at December 31, 2003, we had 11 licensees located around the world including brand name and land-based gaming organizations in the UK, who hold Internet gaming licenses issued by governments where the licensees are domiciled, principally in the Netherlands Antilles and Alderney, in the British Isles.

     Substantially all of CryptoLogic’s revenue is of a recurring nature. WagerLogic’s licensees pay an ongoing fee for the licensing and support of our software, calculated as a percentage of each licensee’s level of activity. Additional revenues are derived from the provision of software customization, e-cash processing and advertising services. Historically, we experience seasonality with slower sales in the third quarter, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

     CryptoLogic’s growth rates in 2003 were significantly stronger than 2002. The year 2002 was affected by industry challenges, internal corporate reorganization and a significant write-down of an investment. Positive performance in 2003 demonstrates that we have fortified our core business, while achieving growth in international markets and new product areas. We are mindful that while online gaming continues to grow rapidly, regulatory uncertainty remains, and heightened competition is creating margin pressures. This is why we are and will continue to invest in our business in 2004 through product diversification, enhancement of our services and regulatory compliance. The increased costs associated with these investments are expected to drive our long term growth.

     We remain focused on product diversification in order to leverage our core competency in online casino gaming to expand into large, emerging lucrative game segments such as poker and bingo that will drive incremental revenue. The online poker market, in particular, is exhibiting dramatic growth, and offers excellent prospects for CryptoLogic.

     Given the absence of legislative clarity in the US, near-term opportunities for online gaming continue to be largely outside North America. Our international strategy will continue to focus on investing in and capitalizing on our relationships with leading, international brand name licensees in foreign markets that are embracing Internet gaming and representing attractive growth potential.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

STRATEGY

CryptoLogic’s management has outlined a focused strategy of global market and product expansion to advance our long term growth. As a result, we are growing revenues, building long term customer relationships with some of the most trusted gaming companies in the world, and producing cash earnings in light of a developing and challenging business environment.

Our strategy is based on three core imperatives:

1.	International Diversification – by sustaining key sources of revenue and maximizing profitability through international growth with existing and new customers;

2.	Market-Oriented Solutions – by enhancing our product offering to create value for customers and drive incremental revenue; and

3.	Regulatory Leadership – through our commitment to the highest standards of transparency and regulatory compliance.

Strategic Performance Measures

CryptoLogic is focused on delivering profitable growth, positive cash flow and improving returns. The following table sets out key financial performance indicators as measures of our progress against our stated objectives:

(In thousands of US dollars, except per share data)	2003	2002		2001
Income Statement
Revenue	$44,211	$34,427		$43,550
EBITDA(1)	$11,496	$8,609		$17,422
Earnings	$9,441	$7,728	*	$18,078
Fully Diluted EPS	$0.75	$0.60	*	$1.21

Financial Position
Cash Flow From Operating Activities	$38,700	$9,431		$18,123
Total Cash	$67,307	$40,257		$56,359
Working Capital	$44,733	$35,812		$54,283
Dividend per Share	$0.03	—		—

Value Measure
Return on Equity	21%	18	%*	31%

*Before non-recurring special charge in 2002.

(1)	Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

EBITDA is reconciled to earnings as follows:

(In thousands of US dollars)	2003	2002	2001
Earnings (loss)	$9,441	$(2,129)	$18,078
Income taxes (recovery)	1,213	(82)	1,206
Special charge	—	10,506	—
Interest and other income	(691)	(672)	(2,215)
Amortization	1,533	986	353

EBITDA	$11,496	$8,609	$17,422

Overview of Results

CryptoLogic’s focused execution of our three-pronged strategy of international diversification, product expansion and regulatory commitment is translating into strong top- and bottom-line performance, and contributing to our financial strength. As a result, we have fortified our core business, re-established a positive revenue and earnings trend, and focused on creating opportunities for growth in what continues to be a challenging and maturing online gaming industry.

     Revenue for 2003 achieved a new historic high, up 28% to $44.2 million, from $34.4 million in 2002. EBITDA(1) for 2003 increased by 34% to $11.5 million from $8.6 million in 2002. Earnings in 2003 grew by 22% with diluted earnings per share rising to $0.75, compared with $0.60 before the special charge in 2002. The strong gains in 2003 reflected the growth of international business with existing and new customers and incremental revenue from new games, most notably online poker, while we continued to make essential strategic investments in these business areas to maintain this forward momentum. 2003 earnings were lower compared with 2001, reflecting higher expenditures associated with product and services development and compliance initiatives essential to remain competitive and grow our business.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

     97% of CryptoLogic’s revenue is of a recurring nature and was generated from long term software licensing and services contracts that generally extend three to five years. Our top five licensees accounted for approximately 93% of our 2003 revenue, reflecting our honed focus of building long-standing relationships with a key number of premium international brand customers with whom we work to grow sustainable and increasingly profitable online businesses. Heading into 2004, we have either renegotiated and extended or recently signed our major customers to multi-year and generally exclusive agreements, which provide us with a measure of stability in our forward-looking revenue stream.

     We continued to strengthen our balance sheet in 2003. Cash, cash equivalents and short term investments grew to $67.3 million including security deposits of $6.6 million.

     Working capital increased to $44.7 million. Consistent positive cash generation has given us the financial flexibility to adopt a quarterly dividend policy this year - the first in the Company’s history.

     Given the ongoing legislative uncertainty in the US, foreign markets continue to present the best near-term growth opportunities. We are making measurable progress. More than 55% of our licensees’ revenue was derived from international sources this year, up from approximately 40% in 2002, and 30% in 2001. This positive trend was principally attributed to the increasing revenue contribution of our major UK and European-oriented licensees.

     CryptoLogic’s extension of our game offering from casino into new emerging game areas of poker and bingo is producing encouraging results. After just over one year in the market, the Company’s poker product is becoming a significant revenue source, generating, alongside the bingo product, more than 10% of total revenue in 2003. This is an increase from less than 1% in the year prior. In particular, we expect poker to continue to increase as a percentage of revenue as a result of further enhancements to our poker offering and increasing growth from our poker licensees that are participating in this large, high-growth game segment.

     Ongoing investment in key areas — specifically related to international business development, increased marketing, new product and services development and regulatory compliance — has enabled CryptoLogic to deliver positive financial results with respect to increasing year-over-year revenue and earnings per share. Increased expenditures will continue to be necessary to sustain our business and build for long term growth, although they are expected to remain fairly consistent to 2003 levels as a percentage of revenue.

     Our expenditures are classified into four categories: operating costs, general and administrative, finance and amortization:

•	Operating costs comprise software development and support costs that include all personnel and equity compensation costs for employee stock options, licensee support and customer service costs, as well as compliance-related expenditures.

•	General and administrative costs include overhead and administrative costs, travel expenses and professional fees relating to our business development, infrastructure and public company listings.

•	Finance costs include bank charges and fees for bank drafts and letters of credit. All letters of credit are secured by cash deposits. These cash deposits are classified as security deposits on our balance sheet.

•	Amortization costs are based on the estimated useful lives of the assets and include the amortization of our investments in computer equipment, software and software licenses to support our business activities.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

For the years ended December 31		% of		% of		% of
(In thousands of US dollars, except per share data)	2003	Revenue	2002	Revenue	2001	Revenue
Revenue	$44,211	100%	$34,427	100%	$43,550	100%

Expenses
Operating costs	27,204	61.5%	19,439	56.5%	21,978	50.5%
General and administrative	5,161	11.7%	5,914	17.2%	3,818	8.8%
Finance	350	0.8%	465	1.3%	332	0.7%
Amortization	1,533	3.5%	986	2.9%	353	0.8%

	34,248	77.5%	26,804	77.9%	26,481	60.8%

Earnings from operations	9,963	22.5%	7,623	22.1%	17,069	39.2%
Interest and other income	691	1.6%	672	2.0%	2,215	5.1%

Earnings before undernoted	10,654	24.1%	8,295	24.1%	19,284	44.3%

Special charge	—	0%	(10,506)	(30.5%)	—	0%

Earnings (loss) before taxes	10,654	24.1%	(2,211)	(6.4%)	19,284	44.3%
Income taxes (recovery)	1,213	2.7%	(82)	(0.2%)	1,206	2.8%

Earnings (loss)	$9,441	21.4%	$(2,129)	(6.2%)	$18,078	41.5%

EBITDA(1)	$11,496	26%	$8,609	25%	$17,422	40.0%
Total assets	$86,066		$52,530		$68,445
Dividend per share	$0.03		—		—

(1)Refer to EBITDA note on page 18.

Since inception in 1996, the Company’s software has processed in excess of

US$16 billion

in secure online wagers for more than 1.7 million players in 240 countries worldwide.

RESULTS OF OPERATIONS

Revenue

Revenue in 2003 increased by 28% to $44.2 million, up from $34.4 million in 2002.

     CryptoLogic generated record high annual results and progressively stronger quarterly performance due to the growing businesses of existing customers, increasing contribution from new licensees, and incremental revenue from new games. Specific factors included greater international penetration from UK and European-oriented customers, expanded choice and ease of payment options, growing traction of poker and bingo, increased revenue flow from new casino games, and successful marketing initiatives.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

     CryptoLogic’s poker and bingo applications grew to account for more than 10% of total revenue, up from less than 1% in fiscal 2002. As well, we continued to see a positive trend in international penetration. For 2003, licensees’ revenue from international markets exceeded 55% of total revenue, up from approximately 40% in fiscal 2002. 30% of our licensees’ overall revenue was derived from the UK, a solid and growing market that is expected to be government regulated for online gaming in 2006. We anticipate that the UK’s move towards regulation will provide us with a strategic advantage as we already have the sophisticated compliance procedures in place to meet regulatory obligations in “tier-one”(2) jurisdictions where we are presently licensed and certified.

Expenses

The Company’s expenditures are classified into four categories: operating costs, general and administrative, finance and amortization. Total expenses amounted to $34.2 million in 2003, compared to $26.8* million in 2002. Increased costs in 2003 compared to 2002 and 2001 were consistent with our planned expenditures in important areas of our business – with particular emphasis on international business development, increased marketing, product and services development and regulatory compliance – to remain competitive and support long term growth. Total expenses in 2003 versus 2002, before the non-recurring special charge, remained relatively consistent as a percentage of revenue – a trend that is expected to continue as we continue to invest in our business while managing expenses in proportion to revenue growth.

Operating Costs

Operating costs increased to $27.2 million in 2003, compared with $19.4 million in 2002. Higher costs are related to ongoing expenditures directed at new games and services development, heightened marketing, regulatory initiatives, international business development, increased processing fees associated with a growing business, and expanding our e-cash application as well as the added expense associated with employee stock options.

     Development costs are expensed as incurred unless costs meet the criteria for deferral and amortization under generally accepted accounting principles.

     In 2003, CryptoLogic adopted the amended recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. For options granted on or after January 1, 2003, the Company is required to expense the fair value of the options grant to employees over the vesting period of the options. Such costs are included in operating costs. As a result, our financial statements for the year ended December 31, 2003 accounted for a stock option expense of $0.4 million based on 823,980 stock options, subject to vesting over a maximum of 4 years. This translated into an earnings impact of $0.03 per diluted share in 2003. Subsequent years will reflect the accumulated impact of options granted as of 2003 and thereafter.

*Before non-recurring special charge in 2002.

     In an increasingly competitive and sophisticated marketplace, innovation, customer responsiveness and commitment to compliance efforts are vital as reflected in our employee segmentation. Accordingly, we have augmented our staffing to 175 people by year end, more than 80% of whom continue to be dedicated to development, compliance, sales, marketing and customer support. We anticipate a rise in future headcount, particularly in product development, as we continue to invest in expanding our software and services to remain competitive and drive revenue growth.

General and Administrative Costs

General and administrative (G&A) expenses declined moderately to $5.2 million for the year, compared with $5.9 million in 2002. The decrease was principally attributed to a reduction in professional fees, telecommunications and travel costs.

Finance Costs

Finance costs include bank charges and fees for bank drafts and letters of credit. All letters of credit are secured by cash deposits, which are included in security deposits on our balance sheet. These costs declined to $0.35 million in 2003, compared with $0.47 million in 2002. The decrease was due to the reduction in the value of letters of credit issued to payment processors during the year. Finance costs over the past two years have been negligible, representing approximately 1% of revenue.

(2) “Tier-One” jurisdiction refer to page 3.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization

Amortization expense rose during the year to $1.5 million, compared with $1.0 million in 2002. The increase reflected increased investment in computer equipment, software and software licenses. Amortization expense is expected to continue to grow in absolute terms, but remain relatively consistent as a percentage of revenue.

EBITDA(1)

EBITDA(1) for fiscal 2003 rose 34% to $11.5 million, compared with $8.6 million last year. EBITDA(1) margin remained at a solid level, rising to 26% as a percentage of revenue, compared with 25% in 2002. This reflected the efficient management of expenditures in proportion to revenue generation to remain competitive and to produce appropriate returns for sustainable growth.

     EBITDA(1) for fiscal 2003 was down compared to 2001 due to increased investments in key areas of the business in response to an increasingly competitive and sophisticated marketplace.

Interest and Other Income

Interest and other income rose slightly to $0.69 million in 2003, compared to $0.67 million in the previous year due to a higher cash position, net of a lower interest rate environment in 2003 as compared to 2002.

Income Taxes

Income taxes for the year grew to $1.2 million, compared with a $0.08 million tax recovery in fiscal 2002. The tax recovery last year resulted from the special charge recorded in the second quarter of 2002. The increase this year was primarily attributed to the generation of higher pre-tax profits.

Earnings

Earnings for the year improved by 22% to $9.4 million, compared with $7.7 million before the non-recurring special charge in 2002. After the special charge, there was a net loss of $2.1 million in 2002. On a fully diluted basis, earnings per share rose considerably to $0.75 in 2003 versus $0.60 in 2002 before the special charge, and a loss per diluted share of $0.17 after the special charge.

     Improved 2003 earnings, compared with 2002, were attributed to managing expenses in proportion to revenue growth. While we continue to invest in strategic areas to grow our business, the Company’s solid bottom line results reflect our focus on making the right investments to produce appropriate returns.

     Earnings in 2003 were lower compared to 2001 due to higher expenditures essential to remain competitive and grow revenue.

Return on Equity

	2003	2002		2001
Return on equity	21%	18	%*	31%

*Before non-recurring special charge in 2002.

CryptoLogic continues to generate solid
operating profits and returns.

Quarterly Results

The Company’s operating results vary on a quarterly basis due to the seasonal nature of the online gaming industry. Historically, sales are slower in the third quarter, as the use of the Internet is not as strong in the summer months, when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

(1) Refer to EBITDA note on page 18.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

     The upward trend and substantial year-over-year quarterly growth recorded in 2003 reflected stabilizing of the Company’s core online casino business and re-establishing positive revenue and earnings momentum in contrast to the previous year being one of the toughest years to date for both the industry and the Company. 2002 revenues were impacted by both the restrictive use of certain US credit cards being faced by the entire industry – which continues to be an industry issue, although the Company is addressing this with new payment alternatives and increased focus on international growth – as well as internal corporate reorganization including management changes.

     In 2003, attention was given to sustaining our key sources of revenue and making considerable investment in important areas – such as international business development, increased marketing initiatives, regulatory compliance, specifically related to our Alderney certification, new product development and enhancements and expanding payment options – that are vital to CryptoLogic’s long term growth. We will continue to invest in our business and build on this strong base in 2004.

     The following tables set out selected unaudited financial information of the Company on a consolidated basis for the last eight quarters. 2003 quarterly results have been restated to reflect the adoption of the amended recommendations of the Canadian Institute of Chartered Accounts with respect to accounting for stock-based compensation and other stock-based payments.

Summary of Quarterly Results

Fiscal 2003 Quarters(6)	First	Second	Third	Fourth	Annual
(In thousands of US dollars, except per share data)
Revenue	$8,901	$10,826	$10,944	$13,540	$44,211
Stock option expense	58	105	127	148	438
Interest income	161	174	196	160	691
Earnings	1,773	2,478	2,157	3,033	9,441

Before stock option expense:
Basic earnings per share	$0.15	$0.21	$0.19	$0.26	$0.81
Diluted earnings per share	$0.15	$0.21	$0.18	$0.25	$0.78

After stock option expense:
Basic earnings per share	$0.15	$0.20	$0.18	$0.25	$0.77
Diluted earnings per share	$0.15	$0.20	$0.17	$0.23	$0.75

Basic weighted average number of shares (000’s)	12,206	12,237	12,256	12,280	12,245
Diluted weighted average number of shares (000’s)	12,216	12,395	12,696	12,972	12,604

(6) Fiscal 2003 results have been restated for the retroactive adoption of the stock option expense.

Fiscal 2002 Quarters	First	Second	Third	Fourth	Annual
(In thousands of US dollars, except per share data)
Revenue	$8,664	$8,890	$8,004	$8,869	$34,427
Interest and other income	175	151	164	182	672
Net income before special charge	2,204	2,031	1,302	2,191	7,728
Earnings (loss)	2,204	(7,826)	1,302	2,191	(2,129)

Before special charge, net of tax:
Basic earnings per share	$0.18	$0.17	$0.11	$0.18	$0.63
Diluted earnings per share	$0.16	$0.16	$0.11	$0.18	$0.60

After special charge, net of tax:
Basic earnings (loss) per share	$0.18	$(0.65)	$0.11	$0.18	$(0.17)
Diluted earnings (loss) per share	$0.16	$(0.65)	$0.11	$0.18	$(0.17)

Basic weighted average number of shares (000’s)	12,210	12,092	12,317	12,211	12,257
Diluted weighted average number of shares (000’s)	13,569	13,100	12,338	12,211	12,879

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

CryptoLogic has consistently maintained a strong cash base to fund working capital needs, strategic initiatives and synergistic acquisitions. This positive trend continued in 2003.

     As of December 31, 2003, total cash had grown to $67.3 million or $5.34 per diluted share, which comprised cash and cash equivalents, short term investments, and including security deposits of $6.6 million. We maintain cash on deposits as security granted to foreign banks and payment processors that process deposit and credit card transactions on our behalf.

     Working capital increased to $44.7 million or $3.55 per diluted share in 2003. Working capital in 2002 declined compared to 2001 largely due to cash used to repurchase the Company’s common shares through Normal Course and Substantial Issuer Bids and lower earnings in 2002.

     Operating cash flow in 2003 was $38.7 million, compared with $9.4 million in fiscal 2002. Cash generated from operations in 2003 comprised of $11.4 million of cash generated from earnings and $27.3 million from changes in working capital.

     Working capital changes were attributed primarily to lower security deposits pledged to payment processors, increased income taxes resulting from higher earnings, extended payment of licensees’ payables, a growing jackpot accrual associated with the introduction of new jackpot games and an increased chargeback provision as a result of higher player deposits during the year. Chargebacks are any deposit transaction credited to a player’s account that is later reversed or repudiated.

     In 2003, security deposits reduced to $6.6 million, compared with $15.7 million in 2002, due to a decline in reserve requirements to processors.

     As a result of the growing strength of CryptoLogic’s business, there was an increase in accounts payable and accrued liabilities by $17.5 million compared to the end of 2002. The increase was primarily attributed to:

1.	renegotiated frequency of payments to licensees, which extended timing of payables;

2.	a rising jackpot provision for prizes not yet won and new progressive games;

3.	an increase in our chargeback provision due to higher exposure relating to increased user funds held on deposit – a sign of a growing business; and

4.	an increase in trade payables and accruals associated with the growth of the Company.

*Includes security deposits.

     Separately, user funds held on deposit rose significantly to $9.4 million in 2003 from $3.8 million in 2002, and reflected the continued strength of our licensees’ online gaming businesses. This number is expected to decline in subsequent quarters as one of our major licensees has assumed operation of its own e-cash system.

     CryptoLogic has no debt and believes that our working capital is sufficient for our present requirements. We expect foreseeable cash needs to be funded through existing cash resources, unutilized debt capacity, and operating cash flow.

Financing Activities

A net cash outlay of $0.4 million was utilized for financing activities in 2003, which related to our listing on the London Stock Exchange, the payment of the Company’s first ever dividend of $0.03 per share, net of cash flow from the exercise of stock options.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

     Given consistent operating profit, healthy cash flow and a strong balance sheet, CryptoLogic’s Board of Directors approved a regular quarterly dividend in September 2003. The inaugural dividend of $0.03 per share was paid on November 24, 2003 to shareholders of record as at November 17, 2003. Each future quarterly dividend is subject to Board approval based on our financial results for that period.

     During 2002, a large portion of operating cash flow was used to fund the repurchase and cancellation of 1.3 million common shares through Normal Course and Substantial Issuer Bids, which share buy back programs were not utilized in 2003.

Investing Activities

Investing activities used cash of $7.9 million in 2003. The majority of this amount stemmed from $5.9 million invested in short term money market instruments and corporate bonds in order to generate a higher level of interest income, and $2.6 million invested in new capital assets. As well, the sale of our non-core interest in HIP Interactive Corp. added $0.7 million to cash flow.

     The decline in investing activities over 2002 was largely related to the change in short term money market investments and a $6.4 million write-off in 2002 of various corporate investments.

The following table summarizes our outstanding cash commitments as of December 31, 2004:

		Less than	1-3	4-5	After 5
(In thousands of US dollars)	Total	1 year	years	years	years
Long term debt	—	—	—	—	—
Capital lease obligations	—	—	—	—	—
Facility leases	$2,049	$982	$999	$68	—
Purchase obligations	—	—	—	—	—
Other long term liabilities	—	—	—	—	—
Total outstanding cash commitments	$2,049	$982	$999	$68	—

RESEARCH AND DEVELOPMENT

We make significant investments in research and development to keep pace and remain competitive with technology advancements and product evolution in the global online gaming market. Accordingly, over 50% of the Company’s workforce is comprised of research and development personnel.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are specified in the notes to our financial statements, in particular note 1.

CHANGES IN ACCOUNTING POLICIES

On December 18, 2003, the Canadian Accounting Standards Board (AcSB) announced that effective January 1, 2004, public companies will be required to expense all stock-based compensation awards (including stock options). For fiscal 2003, we adopted these amended recommendations with respect to accounting for stock-based compensation and other stock-based payments as noted earlier.

     Further details of the above new standard and other recent accounting pronouncements are addressed in the notes to the Company’s financial statements, in particular note 1.

OFF-BALANCE SHEET ARRANGEMENTS

The Company enters into forward foreign exchange contracts to manage our exposure to currency fluctuations. The forward foreign exchange contracts are marked to market and the resulting net gain or loss is recognized in operating costs in the statement of earnings.

RISKS AND UNCERTAINTIES

CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties. In addition, readers should carefully review the risk factors described in the Annual Information Form the Company files with various Securities Commissions.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

Industry Risks

Government Regulation

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, our licensees are authorized to operate by governments in two jurisdictions, Alderney and the Netherlands Antilles. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and/or have adopted or are in the process of considering legislation to regulate Internet gaming.

     Currently, the UK is establishing a regulated market for online gaming. The Isle of Man and Alderney – both in the British Isles – are already fully regulated environments for Internet gaming, based on high standards consistent with land-based gaming. The British government is currently drafting legislation to create a regulated and licensed jurisdiction for Internet gaming.

     Opposing views are developing in Europe. Some European countries, including Italy, Germany and Holland where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these member states are in contrast with a recent favourably-viewed ruling from the European Court of Justice and has prompted the European Commission to look at creating new legislation that could harmonize online gaming within the EU, in line with the EC’s goal to encourage a free and open cross-border market.

     As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. However, legislation and legal action designed to restrict or prohibit Internet gaming may be adopted in the future in the United States or other jurisdictions.

     Future decisions may have a material impact on our operations and financial results. Existing legislation, including US federal and state statutes, have been and could continue to be construed to prohibit or restrict gaming through the use of the Internet, and there is a risk governmental authorities may view us or our licensees as having violated such statutes. Therefore, there is a risk that legal proceedings could be initiated against us, our licensees, Internet service providers, credit card processors and others involved in the Internet gaming industry. This could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

     Given the legislative uncertainty particularly in the US, we are focused on increasing our international diversification in global markets that embrace online gaming. Nevertheless, there can be no assurances that additional legislation or the burdens associated with complying with them will not be proposed and passed in the United States or in other potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry.

Credit Card Processing

Since December 2001, certain financial institutions in the United States ceased to accept online gaming transactions through their credit cards due to the uncertainty regarding the legal status of Internet gaming in that country. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by lower revenues in 2002. There can be no assurance that other financial institutions or credit card issuers in the United States and/or other countries will not enact additional restrictions. Such developments would have a material adverse effect on our business, revenues, operating results and financial condition. However, this risk may be mitigated with ongoing expansion of the Company’s alternate payment solutions.

E-commerce Law

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. As well, current laws, which predate or are incompatible with Internet commerce, may be enforced in a manner that restricts the electronic commerce market. However, the application of such pre-existing Canadian, US and international laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.

     Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

     New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

     The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

Business Risks

E-commerce Adoption

The success of our electronic commerce services will depend in large part on the widespread adoption of the Internet for commercial transactions. The marketplace for electronic commerce is in the development stage, and is subject to frequent and rapid technological changes. It is not possible to fully predict any trend and therefore any eventual impact on our operations and financial results.

Internet Viability and Infrastructure

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of our customers.

     The Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If critical issues concerning the commercial use of the Internet are not favourably resolved (including security, reliability, cost, ease of use, accessibility and quality of service), if the necessary infrastructure is not developed, if the Internet is no longer a viable commercial marketplace, or if other technologies and technological devices eclipse the Internet as a viable channel, this may negatively affect the growth of Internet usage, and our business, revenues, financial condition and operating results will be materially adversely affected, and we may be forced to cease operations.

     End-users of our software depend on Internet service providers, online service providers and gaming site operators for access to the Internet gaming sites operated by our licensees and their competitors. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures unrelated to our systems or our licensees. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which could materially adversely affect our business, revenues, operating results and financial condition.

Market Demand

Both the Internet and Internet gaming industries are relatively new industries that continue to rapidly evolve and are characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a high level of uncertainty. There can be no assurance that gaming on the Internet will become widespread.

     Substantially all of our revenues to date have been derived from the licensing of our Internet gaming software and the support of our associated services through our licensing subsidiary. If the market fails to develop, develops more slowly than expected, or becomes saturated with competitors or competitive products or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Security

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions/attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material effect on our business, revenue, operating results and financial condition.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

Reliance on Other Parties

Our electronic commerce product relies on Internet Service Providers (ISPs) to allow our licensees’ customers and servers to communicate with each other. If all of the ISPs experienced service interruptions, it would prevent communication over the Internet and would impair our ability to carry on business.

     Our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we have system redundancies and are in the process of implementing a formal disaster recovery plan. Nevertheless, any system failure, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Competition

Licensees of our software compete with existing and established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

     We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors. As well, such companies may be able to require that their own software, rather than the software of others, including our ECash software and services, be used in connection with their payment mechanisms.

     The barriers to entry into most Internet markets are relatively low, making them accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter the market, it is most likely that several new competitors may be established in the near future, in addition to our known competitors.

     Increased competition from current and future competitors has and will result in price reductions and reduced margins, or could result in the loss of market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

Dependence on Licensees

In fiscal 2003, our top 5 licensees accounted for approximately 93% of our total revenue, a similar concentration to 2002, although representing a different mix of licensees. In addition, a large majority of key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees or their license in their respective jurisdiction could have a material adverse effect on our business, revenues, operating results and financial condition.

Chargebacks

As a result of increasing player deposit levels, we are subject to higher exposure to chargebacks. Chargebacks are any deposit transaction credited to a user’s account that is later reversed or repudiated by that end user. While the Company has a provision for chargebacks and fines related thereto, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions.

Foreign Operations

A significant portion of our revenues is derived from licensing and support fees in foreign countries. The Company and our licensees are subject to local laws and regulations in those jurisdictions in which they operate. While some jurisdictions have introduced regulations designed to restrict Internet gaming, others have demonstrated acceptance of such activities. Currently, more than 70 jurisdictions worldwide regulate or are in the process of legalizing some form of Internet gaming according to the River City Group, a consultancy group that provides research to the interactive gaming industry.

     As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

     In addition, there are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks. Changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we or our subsidiaries operate, and in which our licensees’ customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.

     Our ability to expand our business in certain countries will require modification of our products, particularly domestic language and currency support. Once a licensee has posted its gaming site on the Internet, the site is available to users around the world.

     However, there can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Foreign Exchange

Our financial results are reported in US currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including US dollars, British pound sterling, Euros, and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We utilize a hedging program to mitigate our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Legal Proceedings

We, and certain of our subsidiaries, are involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

     Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies that we presently use and consider important. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

Intellectual Property

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that much of our competitive position is dependent upon our ability to protect our proprietary technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes. We regard our source codes as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

     At the present time, we do not possess any patent or copyright registrations in Canada, the United States or any other jurisdiction. However, our Company and subsidiaries have trademarks in certain jurisdictions and are in the process of applying for further trademark registrations, which would provide such protection in relevant jurisdictions. Certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be unenforceable in certain jurisdictions.

     We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

     We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become well known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

     There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

Hiring and Retaining Employees

Our future success is dependent on the retention of certain key management and technical personnel. The loss of them or the inability to attract and retain highly qualified staff and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

Managing Growth

We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that will put pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses or our inability to manage or build future growth efficiently could have a material adverse effect on our business, revenues, operating results and financial condition.

Future Acquisitions and Investments

As part of our business strategy, we may make acquisitions of or significant investments in businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by common risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential disruption of management from our business; the inability of management to maximize the financial and strategic position of our Company or returns from the investment or acquired businesses; the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new management personnel.

Stock Volatility

The market price of our common shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors affecting us and our competitors, such as proposed Internet gaming legislation or enforcement of existing laws, the announcement of new products or enhancements, innovation, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming industries.

     In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

     Although our common shares are listed and traded on the Toronto Stock Exchange, the Nasdaq National Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our common shares and an investment in our common shares may be difficult to realize.

OUTLOOK

CryptoLogic has been successfully growing revenue, earnings and generating positive cash flow. We will continue our focused strategy of international expansion and new product introductions and diversification, which is producing solid financial performance in light of a challenging business environment.

     Accordingly, Management is maintaining a disciplined and cautiously optimistic outlook. Increasing competition will reduce future margins from our licensees, and the online gaming industry continues to face an uncertain US market. Therefore, global market development, heightened marketing, expanding payment options, innovation and regulatory investment will continue to be the emphasis for CryptoLogic in our commitment to drive long term, sustainable growth and deliver value to shareholders.

     Globally, the Internet gaming industry is forecasted to continue to grow steadily and is expected to exceed $7.5(3) billion in 2004. Large, emerging game segments such as poker offer strong promise, and are already generating an annual run rate of over $890(5) million or in excess of 15% of the global online gaming market. We anticipate that our revenues will continue to progressively diversify by customer, geography and products. New games and new customers are expected to continue to gain traction and contribute favourably to our financial performance.

(3) Source: See page 7.

(5) Source: See page 12.

CRYPTOLOGIC ANNUAL REPORT 2003

MANAGEMENT’S DISCUSSION & ANALYSIS

     In 2003, we expanded our game suite with a new series of casino games, slots integrated with bingo, and enhanced our e-cash application for more choice and convenience. New game introductions and enhancements including increased investment in our core development business, and more localized products and functionality that are both market and profit-driven will continue to be important to our agenda for 2004. We will also invest in advancing our back-office solutions including customer relationship management tools that will help our licensees attract, retain and re-activate players to meet the ever more sophisticated demands of our market.

     We achieved encouraging results in the relatively young bingo and poker markets, and these areas continue to promise increasing player acceptance. In 2003, our poker and bingo contributed more than 10% towards revenue, up from under 1% in 2002. While bingo is earlier in its product cycle for the industry, poker grew exponentially in the past year, and continues to gain popularity with existing and new players. Management anticipates an even larger percentage of revenue generation from our poker offering alone, and our target is to reach 15% in 2004.

     Our global strategy continues to bear favourable results. More than 55% of our licensees’ revenue was derived from international markets, up from approximately 40% last year. Geographic diversification should continue during 2004 through organic growth from existing international licensees, and the ramp up of new customers. As well, we will continue to capitalize on opportunities in underdeveloped geographies, specifically in Europe and Asia. We are targeting that our licensees’ revenue from international sources will rise to 60%.

     As part of our strategy to improve profitability, we emphasize quality over quantity of clients, which has proven the right course as evidenced in our 2003 performance. During the year, CryptoLogic rationalized and reduced our client roster from 21 to 11 by our design, to focus on those customers with the brands, the player base, the resources and potential to be major forces in the long term. Our objective is to maintain this honed approach, and target only two similarly well-branded large international clients in 2004.

     We reinforced our strong foothold in the UK with a listing on the London Stock Exchange in September of 2003. We will work to raise our profile and investor base in that gaming-friendly jurisdiction. Also, as the UK government proceeds toward a regulated environment for online gaming, we will continue to stress investment in our compliance efforts, which is of strategic importance for our long term future as more jurisdictions move to regulate interactive gaming.

     With increasing industry consolidation, acquisition possibilities will also be carefully considered to accelerate our growth plans. Going forward, we are squarely focused on staying our current strategic course, and remain alert to further opportunities to increase shareholder value, while managing expenditures to produce appropriate returns.

CRYPTOLOGIC ANNUAL REPORT 2003

FINANCIAL STATEMENTS

The accompanying consolidated financial statements of CryptoLogic Inc. and all of the information in this Annual Report are the responsibility of Management and have been approved by the Board of Directors.

     The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information used elsewhere in the Annual Report is consistent with that in the financial statements.

     CryptoLogic’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

     The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

     The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The committee meets periodically with Management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Company’s annual consolidated financial statements, the external auditors’ report and other information in the Annual Report. The committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

     On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.

Lewis N. Rose	James A. Ryan
President and CEO	Chief Financial Officer

CRYPTOLOGIC ANNUAL REPORT 2003

FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of CryptoLogic Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
February 13, 2004

CRYPTOLOGIC ANNUAL REPORT 2003

FINANCIAL STATEMENTS

(In thousands of US dollars) As at December 31	2003	2002
Assets
Current assets:
Cash and cash equivalents	$44,010	$13,660
Security deposits (note 2)	6,550	15,740
Short term investments	16,747	10,857
Accounts receivable and other (note 3)	2,389	1,660
Prepaid expenses	1,163	917
Income taxes recoverable	—	583

	70,859	43,417
User funds on deposit	9,394	3,829
Investments	—	680
Capital assets (note 4)	3,915	2,713
Intangible assets (note 5)	122	226
Goodwill (note 6)	1,776	1,665

	$86,066	$52,530

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,063	$7,605
Income taxes payable	1,063	—

	26,126	7,605
User funds held on deposit	9,394	3,829

	35,520	11,434

Shareholders’ equity:
Capital stock (note 7)	11,350	10,720
Stock options (note 8)	438	—
Retained earnings	38,758	30,376

	50,546	41,096
Commitments and contingencies (note 9)

	$86,066	$52,530

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Robert H. Stikeman	Lewis N. Rose
Director, Chairman	Director, President and CEO

CRYPTOLOGIC ANNUAL REPORT 2003

FINANCIAL STATEMENTS

(In thousands of US dollars, except per share disclosure) Years ended December 31	2003	2002
Revenue	$44,211	$34,427

Expenses:
Operating costs	27,204	19,439
General and administrative	5,161	5,914
Finance	350	465
Amortization	1,533	986

	34,248	26,804

Earnings before undernoted	9,963	7,623
Interest and other income	691	672
Special charge (note 10)	—	(10,506)

Earnings (loss) before income taxes	10,654	(2,211)
Income taxes (recovery) (note 12)	1,213	(82)

Earnings (loss)	$9,441	$(2,129)

Earnings (loss) per common share (note 11):
Basic	$0.77	$(0.17)
Diluted	0.75	(0.17)

See accompanying notes to consolidated financial statements.

(In thousands of US dollars)	2003	2002
Retained earnings, beginning of year	$30,376	$52,369
Earnings (loss)	9,441	(2,129)
Excess of repurchase price of common shares over stated value (note 7)	—	(19,864)
Dividends paid	(369)	—
Registration costs (note 7)	(690)	—

Retained earnings, end of year	$38,758	$30,376

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC ANNUAL REPORT 2003

FINANCIAL STATEMENTS

(In thousands of US dollars) Years ended December 31	2003	2002
Cash flows from (used in) operating activities:
Earnings (loss)	$9,441	$(2,129)
Adjustments to reconcile earnings (loss) to cash provided by (used in) operating activities:
Amortization	1,533	986
Write-down of investments	—	7,145
Gain on sale of investment	(31)	—
Stock options	438	—
Change in operating assets and liabilities:
Security deposits	9,190	1,060
Accounts receivable and other	(729)	(612)
Prepaid expenses	(246)	(356)
Income taxes	1,646	(175)
Accounts payable and accrued liabilities	17,458	3,512

	38,700	9,431

Cash flows from (used in) financing activities:
Issue of capital stock	630	2,401
Registration costs	(690)	—
Dividends	(369)	—
Repurchase of common shares	—	(20,265)

	(429)	(17,864)

Cash flows from (used in) investing activities:
Purchase of domain names	(13)	(3)
Purchase of capital assets, net of disposals	(2,618)	(636)
Investment in subsidiary	(111)	(625)
Short term investments	(5,890)	(10,857)
Investments	—	(6,401)
Sale of investments	711	1,056

	(7,921)	(17,466)

Increase (decrease) in cash and cash equivalents	30,350	(25,899)
Cash and cash equivalents, beginning of year	13,660	39,559

Cash and cash equivalents, end of year	$44,010	$13,660

Supplemental cash flow information:
Income taxes paid	$678	$340
Interest received	614	671

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC ANNUAL REPORT 2003

(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2003 and 2002

CryptoLogic Inc. (the “Company”) is a software development company with leading proprietary commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company operates in one segment and its software is currently being used for online gaming and related electronic commerce. Substantially all of the Company’s revenue is earned in US dollars and British pounds in the form of licensing fees and support services from licensees located outside of North America. During the fiscal year, 5% (2002 - 44%) of the Company’s revenue was earned from licensees that form a group. The Company reports its results in US dollars.

1 SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, and except as described in note 14, conform in all material respects with accounting principles generally accepted in the United States. A summary of significant accounting policies is set out below:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) Revenue recognition:

Revenue from providing software and support services to licensees is recognized on a daily basis based on the agreements with the licensees. Revenue from the customization of the software graphics, sound and texts to the specifications of the licensees is recognized on a straight-line basis over the term of the software and support agreements.

(c) Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less, and are stated at cost, which approximates market value.

(d) Short term investments:

Short term investments include highly liquid investments with original maturity dates between 3 and 12 months, and are stated at cost, which approximates market value.

(e) Investments:

Investments are stated at cost. If there is a loss in value of an investment that is other than a temporary decline, the investment will be written down to its estimated realizable value.

(f) Capital assets:

Capital assets are stated at cost less accumulated amortization. Amortization, based on the estimated useful lives of the assets, is provided using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	30%
Office furniture and equipment	Diminishing balance	20%
Computer software and licenses	Straight line	3-4 years
Leasehold improvements	Straight line	Term of lease

CRYPTOLOGIC ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(g) Research and development:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.

(h) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

(i) Change in accounting policy - stock-based compensation:

The Company has a stock option plan for directors, officers and other key employees. Effective January 1, 2003, the Company has adopted the amended recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for stock-based compensation and other stock-based payments. These recommendations are applied in accordance with the transitional provisions relating to prospective application to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets. The Company applies the fair value method to all grants of stock options. Based on the transitional provisions, all stock options granted on or after January 1, 2003 are accounted for as capital transaction at the time of the grant and are reflected as stock options in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock and a weighted average expected life of options. The estimated fair value of the options is recorded over the options’ vesting period. Any consideration paid on the exercise of stock options is credited to share capital.

     For stock options granted in 2002, no compensation cost was recorded. The Company discloses the pro forma effect of accounting for these awards under the fair value-based method.

(j) Foreign currency translation:

Monetary items denominated in other than US dollars are translated into US dollars at exchange rates in effect at the balance sheet dates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net income.

(k) Intangible assets:

Intangible assets consist of the following:

(i)	Customer list represents a database of registered subscribers to the WinnerOnLine web site acquired in the purchase of ALl Online Inc. (“ALI”). Amortization is provided for on a straight-line basis over three years.

(ii)	Domain names are amortized on a straight-line basis over five years.

(I) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

CRYPTOLOGIC ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statements of income.

     For the years ended December 31, 2003 and 2002, the Company assessed impairment of goodwill and has determined that there was no impairment in value.

(m) Earnings per share:

The Company uses the treasury stock method in computing diluted earnings per share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase its common shares at the average market price during the year being reported on.

(n) Derivative instruments:

The Company enters into forward foreign exchange contracts to manage its exposure to currency fluctuations. The forward foreign exchange contracts are marked to market and the resulting net gain or loss is recognized in operating costs in the statements of earnings.

(o) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

2 SECURITY DEPOSITS:

Security deposits are held by the Company’s bank as security granted to foreign banks and payment processors that process deposit and credit card transactions on its behalf and as security for forward foreign exchange contracts.

3 ACCOUNTS RECEIVABLE AND OTHER:

Included in accounts receivable and other are reserves with processors in the amount of $236 (2002 - $774). The terms of the agreement with payment providers require the Company to maintain US dollar-denominated funds for reserves in non-interest bearing accounts with the processors.

4 CAPITAL ASSETS:

	2003	2002
Computer equipment	$3,283	$3,152
Office furniture and equipment	543	459
Computer software and licenses	2,962	775
Leasehold improvements	436	390

	7,224	4,776
Less accumulated amortization	3,309	2,063

Net book value	$3,915	$2,713

CRYPTOLOGIC ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5 INTANGIBLE ASSETS:

	2003	2002
Customer list	$315	$315
Domain names	66	53

	381	368
Less accumulated amortization	259	142

Net book value	$122	$226

6 GOODWILL:

Goodwill relates to the acquisition of ALI, a gaming content provider operating WinnerOnLine website on October 1, 2001. In accordance with the terms of the agreement, the purchase price was increased for contingent consideration, which amounted to $625 and $111 on October 1, 2002 and 2003, respectively, which increased the allocation to goodwill.

7 CAPITAL STOCK:

(a) Authorized:

Unlimited common shares

Series F warrants:

     During fiscal 2001, the Company issued Series F warrants to acquire 30,000 common shares of the Company for Cdn$23.00 per share pursuant to the acquisition of ALI (note 6). The warrants vest in equal amounts over a four-year period and expire in October 2005. As at December 31, 2003, no warrants had been exercised.

Issued:

	Common Shares		Series F Warrants
	Number		Number
	(000’s)	Amount	(000’s)	Amount	Total amount
Balance, December 31, 2001	13,137	$8,448	30	$272	$8,720
Repurchase of shares	(1,281)	(401)	—	—	(401)
Exercise of stock options	350	2,401	—	—	2,401

Balance, December 31, 2002	12,206	10,448	30	272	10,720
Exercise of stock options	94	630	—	—	630

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350

(b) Substantial issuer bid:

Issuer bid completed during fiscal 2002:

In January 2002, the Company repurchased and cancelled 1,004,934 common shares for a total cost of $17,763 of which $17,448, representing the excess of repurchase price over stated value, has been charged to retained earnings.

(c) Normal course issuer bid:

During fiscal 2002 and 2001 under the normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares representing 5% of the outstanding common shares at that time:

		Repurchased and cancelled shares
	Authorized			Total
Normal course issuer bid	shares	2003	2002	under plan
May 20, 2002 – May 19, 2003	603,421	—	110,000	110,000
May 18, 2001 – May 17, 2002	656,000	—	165,500	440,500

CRYPTOLOGIC ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the May 20, 2002 to May 19, 2003 plan, the Company repurchased and cancelled 110,000 common shares during 2002 for a total cost of $469 of which $434, representing the excess of repurchase price over stated value, has been charged to retained earnings.

     During fiscal 2002 under the May 18, 2001 to May 17, 2002 plan, the Company repurchased and cancelled 165,500 common shares for a total cost of $2,033 of which $1,982, representing the excess of repurchase price over stated value, has been charged to retained earnings.

     In total, the excess of repurchase price over stated value for all shares issued under the substantial issuer bid and normal course issuer bid in 2002 was $19,864.

(d) Registration costs:

During the year, the Company filed a prospectus to have its shares listed on the Main Market of the London Stock Exchange. Capital was not raised as part of the listing transaction. Total costs of $690 related to the listing have been charged to retained earnings as registration costs in the year.

8 STOCK OPTION PLAN:

Under the stock option plan, the Company can grant options to directors, officers and other key employees to purchase common shares. The plan, which was amended on May 30, 2002, provides that a maximum of 3,000,000 common shares may be issued. The exercise price of the options may not be less than the fair market value of the underlying common shares on the date of grant. As at December 31, 2003, the Company had not granted stock options with an exercise price below the fair market value at the date of grant. There are 355,821 common shares available to be issued under the stock option plan as at December 31, 2003. Options typically vest over a period of three or four years and the term of the options may not exceed five years.

     Details of stock option transactions are as follows:

	2003		2002
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price
	of options	of options	of options	of options
		(Cdn$)		(Cdn$)
Options outstanding, beginning of year	2,239,448	$15.19	2,397,589	$17.24
Granted	823,980	9.70	752,250	9.78
Exercised	(94,529)	8.42	(349,657)	10.64
Forfeited	(651,249)	14.25	(560,734)	19.10

Options outstanding, end of year	2,317,650	13.32	2,239,448	15.19

Options exercisable, end of year	1,146,686	$16.19	1,274,626	$16.50

	Options outstanding		Options exercisable
	2003		2003
		Weighted average
	Number	remaining life	Number	Weighted average
Range of exercise price	outstanding	(years)	exercisable	exercise price
(Cdn$)				(Cdn$)
$5.00 - $10.00	1,150,250	3.86	276,687	$8.44
$10.01 -$15.00	702,350	1.39	640,025	12.82
$15.01 -$20.00	176,500	4.80	4,500	18.73
$20.01 - $25.00	—	—	—	—
$25.01 - $30.00	78,800	2.53	33,400	27.42
$30.01 - $35.00	89,400	0.96	80,400	31.57
$35.01 - $40.00	31,350	0.77	27,674	39.43
$40.01 - $45.00	89,000	0.42	84,000	40.45

	2,317,650	2.85	1,146,686	$16.19

CRYPTOLOGIC ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the CICA, the Company has expensed the cost of all stock option grants issued on or after January 1, 2003, determined using fair value method. The estimated fair value of the options is recorded over the options’ vesting period. The fair value of options granted during the year ended December 31, 2003 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2003
Dividend yield	0.75%
Risk-free interest rate	2.75%
Expected volatility	50.0%
Expected life of options in years	5

Included in the operating costs and shareholders’ equity is cost of stock options in the amount of $438.

     For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions related to the CICA, additional pro forma disclosure is provided as if the fair value method of accounting had been used to account for the stock options. The fair value of options granted was determined using the Black-Scholes option pricing model, using the following weighted assumptions:

2002
Dividend yield	0%
Risk-free interest rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company’s loss for the year and loss per share would have been changed to the following pro forma amounts:

	2003		2002
	As reported	Pro forma	As reported	Pro forma
Earnings (loss)	$9,441	$8,706	$(2,129)	$(2,520)

Earnings (loss) per common share:
Basic	$0.77	$0.71	$(0.17)	$(0.21)
Diluted	0.75	0.69	(0.17)	(0.21)

For stock options issued in 2002, the compensation cost, net of tax, for the year ended December 31, 2003 was $735 (2002 - $391).

9 COMMITMENTS AND CONTINGENCIES:

(a) The Company has entered into lease agreements for premises expiring at various periods up to April 2007. The future minimum annual rental payments on the operating leases are as follows:

2004	$982
2005	672
2006	327
2007	68

(b) The Company and its subsidiaries are involved in certain litigation arising out of the ordinary course and conduct of business. Although such matters cannot be predicted with certainty, management believes the claims are without merit and does not consider the Company’s exposure to such litigation to have a material impact on these financial statements.

(c) In order to manage its exposure to foreign currency risk, the Company enters into forward foreign exchange contracts. The fair value of the forward foreign contracts is $15,432 as at December 31, 2003.

CRYPTOLOGIC ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10 SPECIAL CHARGE:

During 2002, the Company took a non-recurring special charge of $10,506. The charge comprised the following:

Write-down of investments	$7,145
Reorganization costs	1,480
Other costs	1,881
$10,506

(a) Write-down of investments:

Management reviewed the Company’s investments and other assets, and determined that the value of the investments held had suffered a decline that was other than temporary. Included in the write-down is a $6.1 million investment, which was made during fiscal 2002, in SCG Enterprises Ltd., a wholly-owned subsidiary of Sports.com Limited. Sports.com Limited was placed into bankruptcy protection in the UK in late May 2002 and subsequently ceased operations.

     Also included in the write-down of investments was a net gain of $135 recognized on the sale of 100% of the Company’s investment in Dot Com Entertainment Group Inc., representing 1,055,700 common shares for total proceeds of $1,056.

(b) Reorganization costs:

Reorganization costs relate to the consolidation in the United Kingdom of the players’ support operations and severance costs associated with executive management reorganization.

(c) Other costs:

Other costs were comprised of estimated costs involved with current disputes and legal costs to defend current litigation.

11 EARNINGS (LOSS) PER COMMON SHARE:

Basic and diluted earnings (loss) per share were calculated using the weighted average common shares and weighted average potential common shares.

(000’s)	2003	2002
Weighted average number of common shares outstanding	12,245	12,257
Weighted average number of common shares outstanding – diluted	12,604	12,879

The computations for basic and diluted earnings (loss) per share are as follows:

(In thousands of US dollars, except per share data)	2003	2002
Earnings before special charge, net of income taxes	$9,441	$7,728
Special charge, net of income taxes	—	(9,857)

Earnings (loss)	$9,441	$(2,129)

Earnings (loss) per common share:
Before special charge, net of income taxes:
Basic	$0.77	$0.63
Diluted	0.75	0.60
After special charge, net of tax:
Basic	0.77	(0.17)
Diluted	0.75	(0.17)

Options to purchase 1,151,000 common shares (2002 – 447,000) were excluded from the computation of diluted earnings (loss) per share as the exercise price exceeded the average market price of common shares for the reporting year.

CRYPTOLOGIC ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12 INCOME TAXES:

The income tax provision (recovery) differs from amounts which would be obtained by applying the Canadian statutory income tax rate to the earnings (loss) before income taxes. The following explains the major differences:

	2003	2002
Earnings (loss) before income taxes	$10,654	$(2,211)

Income taxes based on a statutory rate of 36.6% (2002 – 38.62%)	$3,899	$(854)
Increase (decrease) in income taxes resulting from:
Difference in statutory tax rates in foreign jurisdictions	(4,859)	(2,797)
Non-deductible capital losses	415	2,778
Non-recognition of tax benefit of losses	218	94
Non-recognition of other temporary difference	1,590	177
Other	(50)	520

Actual income tax expense (recovery)	$1,213	$(82)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Future tax assets:
Non-capital tax losses carried forward	$163	$281
Deferred financing charges	27	44
Capital assets	409	261
Reserves not deductible for income taxes	510	280
Unrealized foreign exchange losses	1,263	—

	2,372	866
Future tax liabilities:
Unrealized foreign exchange gains	—	(231)

	2,372	635
Less valuation allowance	2,372	635

Net future tax assets	$—	$—

There are approximately $446 of losses carried forward available to offset future taxable income and expire in 2005.

13 FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying values of financial instruments, which consist of cash and cash equivalents, security deposits, short term investments, accounts receivable and other, user funds on deposit, investments, accounts payable and accrued liabilities and user funds held on deposit, approximate their fair values due to the short term nature of these instruments.

14 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”):

The Company’s consolidated balance sheets and consolidated statements of income and changes in shareholders’ equity and cash flows have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform, in all material aspects applicable to the Company, with generally accepted accounting principles in the United States (“US GAAP”) during the years presented. Additional disclosures required under US GAAP are as follows:

CRYPTOLOGIC ANNUAL REPORT 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Comprehensive income:

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income (“SFAS 130”). SFAS 130 establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements. Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on “available-for-sale” securities. For all periods presented, comprehensive income is the same as net income.

(b) Derivative instruments:

SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and SAFS No 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and Amendment of SFAS 133 require contemporaneous documentation of the hedging relationship and the entity’s risk management objective and strategy for entering into the hedge as well as initial and periodic effectiveness assessments. The derivative instruments entered into by the Company do not meet the hedge criteria to the required documentation and assessment of the effectiveness of hedges. Therefore, the change in fair value of these derivative instruments has been recognized in the statement of earnings.

(c) Recent United States accounting pronouncements:

(i)	In 2003, the FASB issued and amended Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). Its consolidation provisions are applicable for all newly created variable interest entities created after January 31, 2003, and applicable to existing VIEs as of the beginning of the Company’s year beginning January 1, 2004. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest that will absorb a majority of VIEs expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that VIE.

(ii)	In 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2004 fiscal year.

(iii)	In 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement requires that under specified circumstances, these instruments be reclassified from equity to liabilities on the balance sheet. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company’s year beginning January 1, 2004.

The Company has determined that the adoption of the above-mentioned pronouncements will not have a material impact on its consolidated financial statements.

15 COMPARATIVE FIGURES:

Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2003.

CRYPTOLOGIC ANNUAL REPORT 2003

SUPPLEMENTAL INFORMATION

For the years ended December 31	2003	2002	2001	2000	1999
Financial Data
(In thousands of US dollars)
Revenue	44,211	34,427	43,550	34,390	30,980
Interest and other income	691	672	2,215	3,254	1,704
Earnings before special charge	9,441	7,728	18,078	15,485	20,561
Earnings (loss)	9,441	(2,129)	18,078	15,485	20,561
Net margin	21%	22%*	42%	45%	66%
EBITDA	11,496	8,609	17,422	14,798	20,174
EBITDA margin	26%	25%	40%	43%	65%
Operating cash flow	38,700	9,431	18,123	5,263	21,123
Cash, equivalents and short term investments	60,757	24,517	39,559	40,882	39,885
Working capital	44,733	35,812	54,283	55,341	44,245
Total assets	86,066	52,530	68,445	62,456	49,561
Long term debt	Nil	Nil	Nil	Nil	Nil
Shareholders’ equity	50,546	41,096	61,089	57,610	45,840

Per Share Data
(In US dollars, except shares outstanding)
Before special charge, net of tax:
Earnings per share (basic)	0.77	0.63	1.33	1.18	2.40
Earnings per share (diluted)	0.75	0.60	1.21	1.03	1.40
After special charge, net of tax:
Earnings (loss) per share (basic)	0.77	(0.17)	1.33	1.18	2.40
Earnings (loss) per share (diluted)	0.75	(0.17)	1.21	1.03	1.40
Working capital (basic)	3.65	2.92	4.00	4.22	5.16
Working capital (diluted)	3.55	2.78	3.63	3.67	2.87
Basic weighted average number of shares outstanding (000’s)	12,245	12,257	13,567	13,103	8,570
Diluted weighted average number of shares outstanding (000’s)	12,604	12,879	14,944	15,070	15,420

Value Measures
Return on equity	21%	18%*	31%	30%	58%
Price to earnings multiple (diluted)	16	8 *	15	9	13
Market value to book value	3	1	4	3	6

Operating Data
Number of employees	175	139	149	105	86
Number of licensees	11	18	19	20	15
Number of registered users (000’s)	1,700	1,400	1,000	680	480
Number of transactions (000’s)	417,000	291,000	268,000	185,000	159,000
Processing volume (US$ billions)	5.51	3.22	2.72	2.00	1.60

*Before non-recurring special charge in 2002.

Financial data has been taken from audited financial statements.

CRYPTOLOGIC ANNUAL REPORT 2003

SUPPLEMENTAL INFORMATION

This table sets forth the high and low prices, as well as the volumes, of the Company’s common shares as traded on the Toronto Stock Exchange, the Nasdaq Stock Market and the London Stock Exchange on a quarterly basis.

	TORONTO STOCK EXCHANGE[1]			NASDAQ[2]
	High	Low	Volume	High	Low	Volume
2003
First quarter	7.99	5.76	860,688	5.20	3.71	747,145
Second quarter	11.85	5.90	2,398,861	8.83	4.00	2,673,041
Third quarter	15.10	8.90	1,931,864	11.02	6.20	2,926,430
Fourth quarter	17.50	12.28	1,328,210	13.25	9.07	2,214,145

Year 2003	17.50	5.76	6,519,623	13.25	3.71	8,560,761

2002
First quarter	28.59	17.50	5,311,125	17.75	10.92	13,532,435
Second quarter	23.75	10.80	2,720,947	14.90	7.05	5,684,272
Third quarter	13.60	5.26	2,048,944	8.90	3.37	1,874,638
Fourth quarter	9.30	4.96	1,882,230	5.90	3.12	3,511,893

Year 2002	28.59	4.96	11,963,246	17.75	3.12	24,603,238

	LONDON STOCK EXCHANGE[3]
	High	Low	Volume
2003
First quarter	—	—	—
Second quarter	—	—	—
Third quarter	695.00	547.50	2,380
Fourth quarter	770.00	550.00	23,320

Year 2003	770.00	547.50	25,700

1	Trading prices are in Canadian dollars.

2	Trading prices are in US dollars.

3	Trading prices are in British pence. CryptoLogic’s shares began trading on the LSE on September 15, 2003.

Statements in this annual report which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, dependence on licensees and key licensees, relating to international operations, increased competition and other risks detailed in the Company’s filings with securities regulatory authorities. When used herein, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those projected in the forward-looking statements as intended, planned, anticipated, believed, estimated or expected. CryptoLogic does not intend, and does not assume any obligations, to update these forward-looking statements.

CRYPTOLOGIC ANNUAL REPORT 2003

Robert H. Stikeman age 58
Chairman, Director(2)(4)

Robert Stikeman has been a partner for the past 16 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. His firm also acts as counsel to CryptoLogic. He is an officer and director of several publicly traded companies. Robert is also Chairman of the Company’s Compliance and Nominating Committees.

Lewis N. Rose, CA age 45
President and Chief Executive Officer, Director(4)

Lewis Rose is President and CEO of CryptoLogic, having joined the Company in July 2002. He has 20 years of experience in the consumer products, entertainment and financial services sectors in leadership roles at some of North America’s major publicly traded companies, including Alliance Atlantis Communications Inc. and Maple Leaf Foods Inc., and previously with the merger and acquisition group at CIBC World Markets.

Edward L. Greenspan, QC age 60
Director(2)(3)(4)

Edward Greenspan is the senior partner of the Toronto law firm of Greenspan, White. He has been practicing in Toronto since 1970 and received his Queen’s Counsel in 1982. He taught law at the University of Toronto Law School for approximately 28 years. He has been involved in some of the most high profile cases in Canada. Edward was a Director of Alliance Communications Corp. He is also Chairman of the Company’s Compensation Committee.

Randall Abramson age 37
Director(1)(3)(4)

Randall Abramson is co-founder and Vice President of Strategic Capital Partners Inc. and co-founder and CEO of its affiliate, Strategic Advisors Corp., both portfolio management firms for high net worth individuals and institutions. Randall has over 10 years of investment management experience including portfolio manager roles at Connor Clark & Company Ltd. and Hodgson Roberton Laing Limited.

Lorne Abony age 33
Director(1)(2)(4)

Lorne Abony is CEO of CES Software plc, an AIM listed company on the London Stock Exchange. Prior to CES, he was a venture partner at Elucid Technology Ventures as well as a founder and President of Petopia, an online pet food and supplies company. Lorne is a member of the Law Society of Upper Canada and formerly practiced corporate and securities law at a large Toronto law firm.

Stephen H. Freedhoff, CA, CFP age 68
Director(1)(3)(4)

Stephen Freedhoff has been a self-employed consultant since July 1999. Previously he was a partner of a Canadian national accounting firm for 30 years. Stephen is also Chairman of the Company’s Audit Committee.

(1)	Member of Audit Committee
(2)	Member of Corporate Governance and Compliance Committee
(3)	Member of Compensation Committee
(4)	Member of Nominating Committee

CRYPTOLOGIC ANNUAL REPORT 2003

CORPORATE DIRECTORY

DIRECTORS

Robert H. Stikeman, Chairman
Lorne Abony
Randall Abramson
Stephen H. Freedhoff
Edward L. Greenspan
Lewis N. Rose

OFFICERS

Lewis N. Rose, President and CEO
James A. Ryan, Chief Financial Officer
Michael Starzynski, Chief Technology Officer
Serguei Bourenkov, Vice President, Research & System Architecture
A.J. Slivinski, Vice President, Business & Product Development
Marilyn Shabot, Vice President, Human Resources
John K. FitzGerald, General Counsel
Karim Virjee, Director, Systems, Security & Network Operations
Jenifer L. Cua, Director, Treasury

LEGAL COUNSEL

Stikeman, Graham, Keeley & Spiegel LLP
Toronto, Canada

AUDITORS

KPMG LLP Chartered Accountants
Toronto, Canada

BANKER

Bank of Montreal
Toronto, Canada

TRANSFER AGENTS

Equity Transfer Services Inc.
Toronto, Canada

Continental Stock Transfer & Trust Company
New York, USA

COMMON SHARES LISTED

TSX Symbol: CRY
Nasdaq Symbol: CRYP
LSE Symbol: CRP

CORPORATE GOVERNANCE

Information regarding the Company’s corporate governance policy and practices can be found in the Company’s management information circular.

HEAD OFFICE

CryptoLogic Inc.
1867 Yonge Street, 7th Floor
Toronto, Ontario, Canada M4S 1Y5

INVESTOR RELATIONS

Nancy Chan-Palmateer, Director, Communications
Telephone: 416-545-1455
Facsimile: 416-545-1454
E-mail: investor.relations@cryptologic.com

WEB SITE

www.cryptologic.com

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Tuesday, May 11, 2004 at 4:30 p.m. (Eastern)
The Design Exchange
Trading Floor
234 Bay Street
Toronto, Ontario, Canada

www.cryptologic.com

PLAY THE WORLD℠

CRYPTOLOGIC®

1867 YONGE STREET, 7TH FLOOR
TORONTO, ONTARIO, CANADA M4S 1Y5
T. 416.545.1455 F. 416.545.1454